6620 West Broad Street Richmond, VA 23230 www.genworth.com

July 13, 2009

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to the letter dated June 12, 2009 to Patrick B. Kelleher, Senior Vice President and Chief Financial Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced document (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investments and Derivative Instruments

Investment results, page 151

1.	Please revise your proposed disclosure in response to prior comment five to state how many securities were sold at a loss during the years presented. For any material loss recognized, please disclose the specific reason for your change in the intent to hold the security until recovery.

Mr. Jim B. Rosenberg

July 13, 2009

We will include the following additional disclosures (underlined changes marked from prior reply to comment 5) for securities sold at a loss in our next Annual Report on Form 10-K for the year ended December 31, 2009, and we will include similar disclosures in our Quarterly Report on Form 10-Q for the six months ended June 30, 2009 and thereafter:

The aggregate fair value of securities sold at a loss during the years ended December 31, 2008 and 2007 was $2,285 million, from the sale of 592 securities, and $4,638 million, from the sale of 704 securities, respectively, which was approximately 93% and 97%, respectively, of book value and primarily driven by the higher interest rate environment, including widening credit spreads. Generally, securities that are sold at a loss represent either small dollar amounts or percentage losses upon disposition. However, in certain circumstances, events may occur during the period that change our intent to hold specific securities and thus results in our disposition of the security at a loss. Examples of these events include unforeseen issuer-specific events or conditions and shifts in risk or uncertainty of certain securities. Of the securities that were sold at a loss during 2008, the average period of time those securities had been continuously in an unrealized loss position was approximately seven months. The securities sold at a loss in 2008 included four in the financial services sector that were sold for a total loss of $78 million. Due to significant, unanticipated intervention by the U.S. government in the third quarter of 2008, our strategy for these securities changed. All holdings in issuers of these securities that could not be sold in the third quarter of 2008 were written-down as other-than-temporarily impaired in the third quarter of 2008 due to decline, and concerns about further declines, in value. Of the securities that were sold at a loss in 2007, there were no individual transactions that produced losses considered material to the consolidated financial statements.

Fixed maturity and equity securities, page 155

2.	Consistent with your response to prior comment seven please revise your investment disclosure to clarify that the majority of the unrealized losses relate to securities held within your Retirement and Protection segment and that the unrealized losses on the investments held within your U.S. Mortgage Insurance segment are relatively small (approximately $150 million).

We will include the following additional disclosures to clarify that the majority of the unrealized losses relate to securities held within our Retirement and Protection segment in our next Annual Report on Form 10-K for the year ended December 31, 2009, and we will include similar disclosures in our Quarterly Report on Form 10-Q for the six months ended June 30, 2009 and thereafter:

The majority of our unrealized losses relate to securities held within our Retirement and Protection segment; net unrealized losses on the investments held within our U.S. Mortgage Insurance segment were $153 million as of December 31, 2008.

Mr. Jim B. Rosenberg

July 13, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

e) Fair Value Measurements, page 186

3.	Please revise your proposed disclosure in response to prior comment 10:

•	To clarify what the swap credit spread represents and how it incorporates your own non-performance risk. In particular, address how credit risk of your subsidiaries is considered therein.

•	To disclose the amount of the decrease in the $1.1 billion liability due to the incorporation of your own non-performance risk.

We will include the following additional disclosures (underlined changes marked from prior reply to comment 10) to clarify what the swap credit spread represents and how it incorporates our own non-performance risk, along with other aspects of our disclosure, and to quantify the impact to our liability valuations as a result of our own non-performance risk in our next Annual Report on Form 10-K for the year ended December 31, 2009, and we will include similar disclosures in our Quarterly Report on Form 10-Q for the six months ended June 30, 2009 and thereafter:

For assets carried at fair value, the non-performance of the counterparties is considered in the determination of fair value measurement for those assets. Similarly, the fair value measurement of a liability must reflect the entity’s own non-performance risk. Therefore, the impact of non-performance risk, as well as any potential credit enhancements (e.g., collateral), has been considered in the fair value measurement of both assets and liabilities. The liabilities recorded at fair value include derivative and GMWB liabilities.

For derivative liabilities, we consider the counterparty collateral arrangements and rights of set-off when determining whether any incremental adjustment should be made for our non-performance risk. As a result of these counterparty arrangements, we determined no adjustment was required to the $273 million derivative liability to adjust for our non-performance risk.

For GMWB liabilities recorded at fair value of $860 million as of December 31, 2008, non-performance risk is integrated into the discount rate. The discount rate utilized in our valuation ~~of policyholder liabilities that are recorded at fair value~~ was based on the swap curve, which included the credit risk of a “AA” rated instrument and ~~includes~~ incorporated the non-performance risk of our GMWB liabilities. ~~for our subsidiaries that are rated investment grade~~ The impact of non-performance risk on our GMWB valuation was $29 million as of December 31, 2008 as a result of our discount rate being different from the U.S. treasury ~~a risk-free rate~~ curve.

To determine whether the use of the swap curve was the appropriate discount rate to reflect the non-performance risk of the GMWB liabilities, we evaluate the

Mr. Jim B. Rosenberg

July 13, 2009

non-performance risk in our liabilities based on a hypothetical exit market transaction as there is no exit market for this type of liability. A hypothetical exit market can be viewed as a hypothetical transfer of the liability to another similarly rated insurance company which would closely resemble a reinsurance transaction. Another hypothetical exit market transaction can be viewed as a hypothetical transaction from the perspective of the GMWB policyholder. After considering all relevant factors in assessing whether any additional adjustment to the discount rate for non-performance risk was necessary, including ~~regulatory enforcement on direct or indirect obligors of policyholder liabilities and third-parties who would likely assume our liabilities~~ assumptions we expect market participants would utilize in a hypothetical exit market transaction, we determined that no incremental adjustment to the discount rate was necessary for our GMWB liabilities that are recorded at fair value. We believe that a hypothetical exit market participant would use a similar discount rate to value the liabilities and would not incorporate changes in non-performance risk in the discount rate other than the implied credit spread incorporated in the swap curve.

We continually assess the non-performance risk on ~~these instruments~~ our liabilities recorded at fair value and will make adjustments in future periods as additional information is obtained that would indicate such an adjustment is necessary to accurately present the fair value measurement in accordance with U.S. GAAP.

Note 12. Liability for Policy and Contract Claims, page 221

4.	Please refer to your response to prior comment 11. Please revise your proposed disclosure to quantify the changes in your key assumptions (i.e. deterioration in the cure rates and the aging of delinquencies) that resulted in the prior year development. Further, revise to discuss how you incorporated the changes in these assumptions into your liability for policy and contract claims at December 31, 2008 for insured events of the current year.

We will modify our disclosures in our next Annual Report on Form 10-K for the year ended December 31, 2009 as noted below (underlined changes marked from prior reply to comment 11) to specifically quantify the changes in our key assumptions that resulted in the prior year development. Further, we will revise our disclosures to discuss how we incorporated the changes in these assumptions into our liability for policy and contract claims as of December 31, 2008 for insured events of the current year as follows:

As described in note 2, we establish reserves for the ultimate cost of settling claims on reported and unreported insured events that have occurred on or before the respective reporting period. These liabilities are associated primarily with our mortgage, lifestyle protection and long-term care insurance products and represent

Mr. Jim B. Rosenberg

July 13, 2009

our best estimates of the liabilities at the time based on known facts, historical trends of claim payments and other external factors, such as various trends in economic conditions, housing prices, employment rates, mortality, morbidity and medical costs. The increase in the liability for policy and contract claims in 2008 was primarily attributable to our U.S. mortgage insurance business as a result of the weakening U.S. economy and adverse housing market trends seen throughout the year, resulting in a significant increase in delinquencies and foreclosures particularly in our 2006 and 2007 books of business. As a result of these higher incurred losses, reinsurance recoverables associated with captive reinsurance companies affiliated with these lenders also substantially increased.

During 2008, 2007 and 2006, reserves of $3,693 million, $3,114 million and $2,928 million, respectively, were strengthened by $514 million, $101 million and $38 million, respectively, as a result of changes in estimates related to prior year insured events and the development of information and trends not previously known when establishing the reserves in prior periods. For 2008, the unfavorable development was primarily the result of the worsening U.S. economy and housing markets causing us to strengthen reserves related to our U.S. mortgage insurance business of $467 million as of December 31, 2007 by $266 million during 2008~~. The increase in prior year reserves~~, which was ~~primarily~~ entirely attributable to an increase in the level of expected claim frequencies from ~~deterioration in cure rates and~~ the aging of our delinquenc~~ies~~y population. As a result,~~ing~~ we expect ~~in~~ a significantly higher rate of our delinquencies ~~that are expected~~ to become claims. These trends could not have been predicted before the market and economic events that occurred during 2008, which caused the adverse cure rate and delinquency development trends. We applied these higher frequency level expectations to delinquencies during 2008 to determine our liability for policy and contract claims as of December 31, 2008.

While the liability for policy and contract claims represents our current best estimates, there may be additional adjustments to these amounts based on information and trends not presently known. Such adjustments, reflecting any variety of new and adverse or favorable trends, could possibly be significant, exceeding the currently recorded reserves by an amount that could be material to our results of operations, financial condition and liquidity.

*    *    *    *    *

Mr. Jim B. Rosenberg

July 13, 2009

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Patrick B. Kelleher at (804) 662-2411 or Amy R. Corbin at (804) 662-2685.

Sincerely,

/s/ Patrick B. Kelleher	/s/ Amy R. Corbin
Patrick B. Kelleher	Amy R. Corbin
Senior Vice President	Vice President and Controller
– Chief Financial Officer	(Principal Accounting Officer)
(Principal Financial Officer)

cc:

Don Abbott, Senior Staff Accountant, U.S. Securities and Exchange Commission

Dana Hertz, Staff Accountant, U.S. Securities and Exchange Commission

Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth Financial, Inc.